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                          August 19, 2020

       Joseph R. Lussier
       Chief Financial Officer
       Enterprise Bancorp, Inc.
       222 Merrimack Street
       Lowell, MA 01852

                                                        Re: Enterprise Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 13,
2020
                                                            File No. 333-245656

       Dear Mr. Lussier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Beth Whitaker, Esq.